ASI Aviation, Inc.

11921 Freedom Drive

Suite 550

Reston, VA 20190

June 21, 2022

Via EDGAR and E-Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.

Washington, DC. 20549

Attn:	Nicholas Nalbantian
Donald Field

Re:	ASI Aviation, Inc.
Offering Statement on Form 1-A
Filed on May 18, 2022
File No. 024-11887

Ladies and Gentlemen:

We hereby submit the responses of Point of ASI Aviation, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 3, 2022, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”). Concurrently with the submission of this letter, the Company is submitting to the Commission its Amendment No. 1 to the Offering Statement (the “Amendment No. 1”) via EDGAR.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A Filed on May 18, 2022

General

1.	Please amend the disclosure in the offering circular and in Item 4 of Part I of the Form 1- A to disclose the aggregate offering price of the offering. In this regard, while you disclose the total maximum price to investors, you do not include an aggregate offering price as defined in Rule 251(a) of Regulation A. When calculating the aggregate offering price, please include the value of the shares being offered to investors and the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in the offering circular.

Response: We have amended the disclosure in Amendment No. 1, as requested above.

2.	Please file a signed and dated legality opinion as an exhibit to the offering statement. Refer to Item 17(12) of Part III of Form 1-A.

Response: We have provided the Item 17(12) legality opinion in Amendment No. 1, as requested above.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (732) 723-7395 or Paul Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ASI Aviation, Inc.

By:	/s/ Brajnandan Sahay
Brajnandan Sahay
Chief Executive Officer

cc:	Paul Levites, Esq.

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